EXHIBIT 99.1

Golar FLNG Gimi Gastech event and FLNG tour

Golar LNG Limited (“Golar” or “the Company”) announces today that it will be hosting a presentation and FLNG Gimi vessel tour at Singapore’s Seatrium Benoi Yard on September 6, 2023 coinciding with Gastech 2023 and ahead of FLNG Gimi’s expected yard departure. Shareholders, analysts and other interested stakeholders are invited to join senior management in Singapore for this unique opportunity to learn more about Golar’s impressive second FLNG vessel ahead of her departure for the Greater Tortue Ahmeyim project.

Due to the nature of the event, spaces are strictly limited. Should you wish to attend this invitation only occasion, please send an expression of interest to gimi.gastech2023@golar.com by August 28, 2023. Travel costs are to be covered by invited guests. For additional information on Golar’s FLNG Gimi event, please refer to the presentation and other event materials that will be posted to the Investors section of the Company website.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
August 23, 2023
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act